Prestige Wealth Inc.

Suite 5102, 51/F, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

June 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Madeleine Mateo
Susan Block
William Schroeder
Michael Volley

Re:	Prestige Wealth Inc.
Registration Statement on Form F-1, as amended (File No. 333-267999)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Prestige Wealth Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on June 30, 2023, or as soon thereafter as practicable.

Very truly yours,

Prestige Wealth Inc.

By:	/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC